Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Launches ASIC Chip Customization
Solutions Business and Completes Inaugural Customer Delivery

New Business Unlocks Internal Capabilities for Third-Party Customers for the First Time

SINGAPORE, May 26, 2026 (GLOBE NEWSWIRE) — BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company specializing in proprietary cryptocurrency mining technologies and the manufacturing of cryptocurrency mining hardware, today announced the launch of its ASIC Chip Customization Solutions Business timed with the completion of its first customer hardware delivery.

This new business builds on a natural culmination of the Company’s extensive experience in ASIC chip design and mining hardware engineering. BGIN has previously developed proprietary ASIC mining hardware for multiple cryptocurrency projects, including KAS, ALPH, and ALEO, and most recently completed the successful tape-out of its 4nm BT1 Bitcoin mining chip in March 2026. These capabilities have historically served the Company’s proprietary mining hardware product lines and ICERIVER-brand products.

Distinct from BGIN’s historical business model centered on the sale of proprietary-branded mining hardware, the ASIC Chip Customization Solutions business makes the Company’s long-standing internal capabilities available to external parties for the first time. Centered on ASIC chip customization and covering end-to-end stages — including chip design, hardware optimization for specific algorithms or application scenarios, mining or hardware system integration, manufacturing coordination, system-level validation, and, where applicable, distribution through the ICERIVER platform — the ASIC Chip Customization Solutions business provides customized solutions to third-party customers with specialized computing power or hardware requirements. This represents an initial step toward extending the Company’s capabilities beyond its three existing operations of mining hardware sales, cryptocurrency mining, and hosting services, and may over time contribute to a broader revenue base.

BGIN has also completed the initial hardware customer delivery within the new ASIC Chip Customization Solutions business. This project involves the delivery of customized mining hardware by the Company to a PoW protocol project customer. BGIN completed an initial production batch of 3,000 customized PoW mining machines under a hybrid distribution arrangement: 2,400 units have been delivered directly to the customer, while the remaining 600 units will be made available to end users through the ICERIVER official sales channel as the retail distribution component of this customized project, subject to final listing schedule, inventory considerations, and applicable commercial arrangements.

Mr. Allen Wu, Founder, Chief Executive Officer, and Director of BGIN, said, “The completion of our first customer project delivery represents an early step in extending the ASIC chip design, hardware engineering, and manufacturing coordination capabilities the Company has built over many years, from internal product lines to external customer service. BGIN has acquired significant engineering experience in ASIC chip design and hardware, and has developed system-level understanding at each step, together with supply chain and manufacturing delivery capabilities. Combined with the sales and customer support foundation that the ICERIVER brand has established in the hardware market, we believe these collectively constitute an engineering and commercial foundation that enables the Company to serve third-party customers and that made the successful end-to-end delivery of this project possible. Looking ahead, the Company will continue to evaluate opportunities to commercialize its ASIC chip design and hardware engineering capabilities.”

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io, or follow BGIN on X @Bgin_Blockchain and LinkedIn @BGIN, and follow ICERIVER® on X @IceRiverMiner.

Disclosure on BGIN Chips and Hardware

BGIN’s role within the ASIC Chip Customization Solutions Business is limited to technical development, engineering support, manufacturing coordination, hardware solution delivery, and, where applicable, distribution support. BGIN does not endorse, sponsor, promote, validate, or provide investment advice with respect to any third-party token, network, protocol, or digital asset project. The fact that BGIN provides customized ASIC chip and hardware solutions shall not be construed as recognition or support of any third-party project’s commercial prospects, token value, governance model, degree of decentralization, legal compliance, mining returns, or investment value.

When the ICERIVER platform is used for the distribution of customized hardware products under this business, ICERIVER’s role is limited to product manufacturing, sales, distribution, and related customer support. The availability of any product through the ICERIVER sales channel does not constitute endorsement, sponsorship, promotion, validation, or investment advice with respect to any associated third-party protocol, network, token, or digital asset project. Mining returns are not guaranteed and may be affected by token prices, network difficulty, electricity costs, equipment performance, regulatory developments, and other factors.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the Company’s launch and development of its ASIC Chip Customization Solutions business, the Company’s ability to commercialize its ASIC chip design and hardware engineering capabilities for third-party customers, the potential contribution of the ASIC Chip Customization Solutions business to the Company’s revenue base, the distribution of customized hardware products through the ICERIVER sales channel, the Company’s plans to evaluate further opportunities to serve third-party customers, and the Company’s strategic plans and objectives, are forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

Jennifer Jiang

ir@bgin.com

Media Relations

Ray Xie

pr@bgin.com